Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vasitum Inc
185 Hudson ST, Suite 2500
Jersey City, NJ 07311
www.vasitum.com

Up to $1,234,998.60 in Common Stock at $1.10
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vasitum Inc
Address: 185 Hudson ST, Suite 2500, Jersey City, NJ 07311
State of Incorporation: DE
Date Incorporated: December 28, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 9,090 shares of Common Stock
Offering Maximum: $1,234,998.60 | 1,122,726 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $248.60

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks and Incentives

Time Based:

Super Early Bird Bonus

Invest $248+ within the first week and 15% bonus shares

Early Bird Bonus

Invest $248+ within the first two weeks and receive an receive 10% bonus shares

Amount-Based:

$5000+ | Tier 1

Invest $5,000+ and receive 5% bonus shares

$1,0000+ | Tier 2

Invest $10,000+ and receive 10% bonus shares

$15,000+ | Tier 3

Invest $15,000+ and receive 15% bonus shares

$20,000+ | Tier 4

Invest $20,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vasitum will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and Previous Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vasitum is a C-corporation organized under the laws of the state of Delaware, Vasitum is an end to end Recruitment Automation platform. The Company's business model consists of subscription based revenue model and is focused on medium and large enterprise. Vasitum is a cloud platform and is made for global audience.

Vasitum hopes to improve recruiter's efficiency by about 300% and will bring transparency in the process for candidates.

Vikram Wadhawan founder & CEO of Vasitum has spent 2 decades working with in the recruitment space and have helped his clients hire talent across the globe. He has helped companies like Microsoft, Amazon, Accenture, IBM, TCS hire great talent across continents. While working in this space, he got exposed to a lot of challenges with in the recruitment life cycle and that's how he decided to build a platform to bring broken pieces of recruitment life cycle under one platform and automate all of them.

Vasitum is a 500 startups company and has been part of their global launch program.

Please refer to our 'Risk Factors' section of our Form C. Currently the CEO spends the majority of their time working for this company, but is also the CEO for another business.

Competitors and Industry

Recruitment and Staffing industry if big and growing, it is expected to be over 1 trillion USD industry by 2023. (Source: http://kdmarketinsights.com/product/31/recruitment-market-2017)

From the CEO's experience, the Recruitment industry hasn't seen disruption for over 20 years, last disruption we all experienced was back in late 90s with the birth of job boards (Monster / Dice / etc.) happed, post that only these job boards have become faster and prettier, but recruiters still juggle between multiple platforms to do one task, that is recruitment.

While we've seen this market remains big and fragmented, it still lacks a holistic solution and therefore we still do not have a Salesforce / Amazon / Uber of recruitments. Therefore, we built Vasitum an end to end recruitment automation platform to bring broken pieces of recruitment under one platform and automate each one of them to make recruiters 300% effiencient.

We can see that the Current Recruitment Eco-System is completely broken, a recruiter has to use multiple platforms to do their one job (Recruitment). For Example: They use job boards to post jobs and find candidates, then they manually screen resumes, jump on another platform to run assessments for shortlisted candidates, juggle between phone calls and e-mails to manually schedule interviews, post interview selection they jump on another platform to run background checks and then finally juggle between e-mails or phone calls to collect documents, validate them and roll out an offer.

With the use of Vasitum, a recruiter will be able to use our AI assistant to source candidates, screen resumes, run assessments, schedule interviews, run background checks, collect & validate documents for offer rollout all under one platform "Vasitum" and all automated.

Some direct competitors are Ideal, XOR.Ai, hireMya, Wade & Wendy, Cutshort, and Instahyre.

Current Stage and Roadmap

We have great early signs of product market fit, our sales funnel looks pretty good and we have already got few early paying customers, in past couple of months, we have on-boarded 15 clients in Standard and SME category and 1 client in Enterprise category.

We have 4 large cohorts for our customer segmentation: First is free for all for ever, we have kept this cohort because of 2 reasons, one we being an AI platform, we will need tons of data to bring depth to our platform and second to go global with almost no burn rate. Next two cohorts are $50 a month a licence and $100 a licence a month, both these cohorts are for Recruitment firms, Recruitment firms across the globe have largest share in recruitment economy and they bring in diversity in terms of the kind of work they do. Last but not the least is our Enterprise cohort, where we personalised complete experience for them and Enterprise subscription for us starts from $2500 a month an Enterprise.

On the Product road map, we have great features planned over the next 36 months, and we are anticipating launching a new feature almost every 3 months. These features could include cognitive behavior assessment, employee life span predictive models, and gamified assessments, to name a few.

Vasitum is a SaaS platform and works on a subscription economy.

We started our revenue engine in the month of October 2021 and since then, following is how our revenues are looking like:

October 2021: $9800

November 2021: $16200

December 2021: $22950

January 2022: $9000

February 2022: $11500

March 2022: $23400

April 2022: $21000

(sources provided in creative folder under financials)

The Team

Officers and Directors

Name: Vikram Wadhawan

Vikram Wadhawan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: October 20, 2018 - Present
  Responsibilities: Building and Growing Vasitum. Please note Vikram does not currently take a salary. The company plans on paying the CEO a salary starting sometime in early 2023. Please refer to the 'Risk Factors' section for more details. Vikram has indicated that they currently spend over 90% of their time on Vasitum, and intends to continue to spend the proportion of time on Vasitum. While Vikram is currently serving full-time at Vasitum, Inc., there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Other business experience in the past three years:

- **Employer:** Maven Workforce
  Title: Founder & CEO
  Dates of Service: March 01, 2008 - Present
  Responsibilities: Maven Workforce has been serving clients in search of the best talent to get a competitive edge over others. We started Maven Workforce from scratch and left our footprints as global leader in recruitment and staffing operations on the canvas of global market. We started expanding in 2013, opening up a few offices in Bengaluru, Mumbai & Noida. In 2014, we achieved a milestone and launched our US Operations.

Name: Vikas Wadhawan

Vikas Wadhawan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2022 - Present
  Responsibilities: He is connected with the company in the capacity of Non-executive Director

Other business experience in the past three years:

- **Employer:** PropTiger.com, Housing.com & Makaan.com
  Title: Group CFO
  Dates of Service: February 01, 2011 - Present
  Responsibilities: Mergers & Acquisitions, Business Partnering, Financial Planning & Analysis, Fund Raise, Capital Structuring, Taxation, Risk Management, Investor Relations and Legal & Secretarial

Name: Priyanka Choudhary

Priyanka Choudhary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2022 - Present
  Responsibilities: She is connected with Vasitum in the capacity of Non-executive Director

Other business experience in the past three years:

- **Employer:** Maven Workforce
  Title: Business Head
  Dates of Service: August 01, 2009 - Present
  Responsibilities: In her current role she is responsible for managing and growing business at Maven Workforce

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as “Vasitum” involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should

consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vasitum was formed on December 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vasitum has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vasitum or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vasitum could harm our reputation and materially negatively impact our financial condition and business.

Rolling Closings

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

There are several potential competitors who are better positioned than we are to take the majority of the market
The HR-Tech industry is highly crowded and competitive. There are several large and established players with the wider reach, economic resources and relationships needed to develop a competitive product. Many of these players also have well-recognized brand names and established global presence that could enable them to successfully market and sell a competitive product. If these companies are able compromise their existing economic system to design around our platform then they will likely be able to compete at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and resources could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players.

Economy hitting deep recession
Our product is only needed when there is great momentum in hiring functions across sectors, which is a significant indicator or economy doing well and therefore any deep recession which may last for longer than 12-18 months may push possibility of our existence down south.

The Chief Executive Officer currently splits time between working for Vasitum, Inc. and another company
The CEO of Vasitum, Inc. (Vikram Wadhawan) currently splits their time between managing and operating Vasitum, Inc. and Maven Workforce. Vikram has indicated that they currently spend over 90% of their time on Vasitum, and intends to continue to spend the proportion of time on Vasitum. While Vikram is currently serving full-time at Vasitum, Inc., there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The Chief Executive Officer currently does not take a salary
Vikram Wadhawan, the Chief Executive Officer of Vasitum, Inc. and Maven Workforce, does not currently receive a salary for his work at Vasitum, Inc. and splits his time working as Chief Executive Officer of both Vasitum, Inc. and Maven Workforce.

Although Vikram Wadhawan owns equity in both Vasitum, Inc. and Maven Workforce, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. The company plans on paying the CEO a salary starting sometime in early 2023.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vikram Wadhawan	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,122,726 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,000.00
Number of Securities Sold: 10,000,000
Use of proceeds: operations
Date: December 28, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $48,950, about flat compared to fiscal year 2020 revenue of $0. As a result of more focus on the U.S. market, our higher-margin U.S. sales were up 100% year over year. We believe that the U.S. is the most important market for us to demonstrate success with the, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2021 to the detriment of our international sales.

Cost of sales

Cost of sales in 2021 was $20,251, a decrease of approximately $20,251, from costs of $0 in fiscal year 2020. The increase was largely due to booking of amortization cost from current year post generation of revenue.

Gross margins

2021 gross profit increased by $48,950 over 2020 gross profit and gross margins as a

percentage of revenues increased from 0% in 2020 to 100% in 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2021 increased $33,184 from 2020. Approximately $19,000 of this increase was due to Advertisement/Sales and Promotion activity (mainly consists of Advertisement / Subscriptions / Outside Services / Travel).

Historical results and cash flows:

The Company is currently revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our sales pipeline looks very healthy and raise from this campaign will multifold our growth projections. Past cash was primarily generated through founders investment, sales and loans. Our goal is to reach $1 millions ARR by December 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We are currently bootstrapped and founder has been investing in the company with some loans from friends and family.

As of August, 2022, the Company has capital resources available in the form of a revolving line of credit for $150,000 from Bluevine, and shareholder loan in the amount of $100,000 cash on hand.

Vikram Wadhawan has liquid cash in hand for $100k which can be loaned to Vasitum on need basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We do have other funds and resources available for continutiy of the business, however to be able to scale up our business and grow multifold this campaign will be extremely important.

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign will not impact viability of the company, funds from this campaign are exclusively for growth.

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will continue to operate even if we raise minimum or no funds from this campaign

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $18000 for expenses related to salaries, product and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for next 18 months and grow our business

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 months. This is based on a current monthly burn rate of $18000 for expenses related to salaries, product and marketing in addition to the growth related cost.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be looking at follow on capital raise after achiving the goals set to be achived with this raise.

Currently, the Company has not contemplated additional future sources of capital .

Indebtedness

- **Creditor:** Avadhesh Agarwal-loan
  Amount Owed: $225,000.00
  Interest Rate: 0.0%
  Maturity Date: October 30, 2023

Related Party Transactions

- **Name of Entity:** Vikram Wadhawan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2021, the Company borrowed money from the owner, Vikram Wadhawan in the amount of $3,583 for the Company.
  Material Terms: The loan bears no interest. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the loan is in the amount of $3,583.

Valuation

Pre-Money Valuation: $11,000,000.00

Valuation Details:

The company has set its pre-money valuation at $11M. The company determined its pre-money valuation based on an analysis of multiple factors including:

First, we currently have customers in India and United States, both are leading economies in the world and largest recruitment economies. We currently have 11 clients in India and 2 in United states. In 2021, our first year of revenue, we generated $48,950.00 in revenue.

Second, our sales team is actively pursuing prospective clients in Europe and South East Asia and currently in the process of initial sales meetings with leads. . We analyzed our current contract discussions and business growth. We are in discussion with the largest staffing company in India and astaffing company in United States..

Third, we currently have 1.5 million registered users on platform and valued our current exposure which has seen 8.2M website page views and have 40k jobs on our platform after launching in 2021.. We are a B2B2C platform and total users here are mix of job seekers (B2C) and recruiters (B2B), in the current scheme only B2B users are part of the revenue stream, however, in a few months from now we will also be initiating revenue stream from B2C (Job seekers) as well, which includes our most economical resume builder, competency test, etc. So we valued our current users and also our potential future revenue users.We are currently in early stage of our platform and therefore have not started ads revenue stream, however this is part of the plan and in due course of time, we will also start generating revenue from ads.

<u>Disclaimers</u>

In conclusion, based on the above factors we set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the company only has one class of stock; (ii) the company does not have any options, warrants, or other securities with a right to acquire shares; (iii) the company does not have any outstanding convertible securities

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  24.0%
  We being a early stage start-up, need to invest money in go to market and marketing activities to grown awareness in existing markets and launch in new markets

- *Research & Development*
  28.0%
  We are investing heavily in advance and deep technologies and most of the models we are building are of it's kind, we are also working on a few models we intend to apply for patents for. This is largely towards experimenting and building predictive models using deep technology which requires a lot of research, because we are building models which have not been built before.

- *Company Employment*
  35.0%
  We will be hiring people in Technology and Sales, Technology people will be responsible for building new features and Sales people will help us start converting the sales funnel.

- *Working Capital*
  7.5%
  This portion of funding will be used to ensure liquidity while we continue to grow

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vasitum.com (www.vasitum.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vasitum

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vasitum Inc

[See attached]

VASITUM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vasitum, Inc.
Jersey City, New Jersey

We have reviewed the accompanying financial statements of Vasitum, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 15, 2022
Los Angeles, California

VASITUM INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,655	$	5,136
Acccounts Receivable, net		-		3,278
Due from Related Parties		-		3,415
Total Current Assets		**3,655**		**11,829**
Intangible Assets		877,238		732,665
Total Assets	**$**	**880,892**	**$**	**744,494**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	645,471	$	494,943
Credit Cards		829		1,511
Current Portion of Loans and Notes		8,806		-
Shareholder Loan		3,583		-
Total Current Liabilities		**658,690**		**496,454**
Promissory Notes and Loans		225,000		259,000
Total Liabilities		**883,690**		**755,454**
STOCKHOLDERS EQUITY				
Common Stock		100		100
Retained Earnings/(Accumulated Deficit)		(2,897)		(11,060)
Total Stockholders' Equity		**(2,797)**		**(10,960)**
Total Liabilities and Stockholders' Equity	**$**	**880,892**	**$**	**744,494**

See accompanying notes to financial statements.

VASITUM INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 48,950	$ -
Cost of Goods Sold	-	-
Gross profit	48,950	-
Operating expenses		
General and Administrative	54,208	6,244
Sales and Marketing	3,691	265
Total operating expenses	57,898	6,509
Operating Income/(Loss)	(8,948)	(6,509)
Interest Expense	2,046	-
Other Loss/(Income)	(19,157)	(5,259)
Income/(Loss) before provision for income taxes	8,162	(1,250)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 8,162**	**$ (1,250)**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	10,000	**$ 100**	**$ (9,809)**	**$ (9,709)**
Net income/(loss)			(1,250)	(1,250)
Balance—December 31, 2020	10,000	100	$ (11,060)	**$ (10,960)**
Net income/(loss)			8,162	8,162
Balance—December 31, 2021	**10,000**	**$ 100**	**$ (2,897)**	**$ (2,797)**

See accompanying notes to financial statements.

VASITUM INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	8,162	$	(1,250)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		20,251		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		3,278		(364)
Due from Related Parties		3,415		10,000
Accounts Payable		150,528		494,943
Credit Cards		(681)		(5,126)
Net cash provided/(used) by operating activities		**184,953**		**498,202**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(164,824)		(462,772)
Net cash provided/(used) in investing activities		**(164,824)**		**(462,772)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		3,583		-
Borrowing on Promissory Notes and Loans		8,806		
Repayment of Promissory Notes and Loans		(34,000)		(41,000)
Net cash provided/(used) by financing activities		**(21,611)**		**(41,000)**
Change in Cash		(1,482)		(5,570)
Cash—beginning of year		5,136		10,706
Cash—end of year	**$**	**3,655**	**$**	**5,136**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,046	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vasitum Inc. was incorporated on September 20, 2018, in the state of New Jersey. On December 28, 2021, the Company was incorporated in the state of Delaware. The financial statements of Vasitum Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jersey City, New Jersey.

Vasitum is an AI-based HRtech startup, focusing on solving the challenges of recruiters and job seekers alike. The platform removes all the heavy lifting from the placement process. AI-recommendations based on 90% match rates cut out the difficulty of the search. Paired with automated real-time communication, screening, and scheduling, Vasitum is a modern-day HR-powerhouse to shorten the employment process and fosters everyone's ability to reach their full potential.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Vasitum Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its AI-based HRtech services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $3,691 and $265, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Software Development costs	$	897,489	$	732,665
Intangible assets, at cost		**897,489**		**732,665**
Accumulated amortization		(20,251)		-
Intangible assets, Net	**$**	**877,238**	**$**	**732,665**

Entire intangible assets have been amortized. Amortization expenses for software development costs for the fiscal year ended December 31, 2021, and 2020 were in the amount of $20,251 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(89,749)
2023		(89,749)
2024		(89,749)
2025		(89,749)
Thereafter		(518,242)
Total	**$**	**(877,238)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of Common Stock with a par value $0.01. As of December 31, 2021, and December 31, 2020, 10,000 shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Avadhesh Agarwal-loan	$ 300,000	0.00%	10/31/2018	10/30/2023	$ -	$ -	$ -	$ 225,000	$ 225,000	$ -	$ -	$ -	$ 250,000	$ 250,000
American Express- loan	$ 25,000	12.00%	2021	Paid off in 2022	$ 1,057	$ 1,057	$ 8,806	$ -	$ 8,806	$ -	$ -	$ -	$ -	$ -
SBA Loan- COVID relief	$ 9,000	3.75%	2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,000	$ 9,000
Total					**$ 1,057**	**$ 1,057**	**$ 8,806**	**$ 225,000**	**$ 233,806**	**$ -**	**$ -**	**$ -**	**$ 259,000**	**$ 259,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 8,806
2023	225,000
2024	
2025	
2026	
Thereafter	
Total	**$ 233,806**

Owner Loans

During the years presented, the Company borrowed money from the owner, Vikram Wadhawan. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Vikram Wadhawan	$ 3,583	0.00%	2019-2021	No set maturity	$ 3,583		$ 3,583	$ -		$ -
Total					$ 3,583	$ -	$ 3,583	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (220)	$ (330)
Valuation Allowance	220	330
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (3,248)	$ (3,028)
Valuation Allowance	3,248	3,028
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $11,809, and the Company had state net operating loss ("NOL") carryforwards of approximately $11,809. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2021, the Company borrowed money from the owner, Vikram Wadhawan in the amount of $3,583 for the Company. The loan bears no interest. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the loan is in the amount of $3,583.

During 2020, the owner, Vikram Wadhawan made a payment on behalf of the Company in the amount of $3,415. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due to the owner, Vikram Wadhawan is in the amount of $0 and $3,415, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $8,948, an operating cash flow loss of $184,953, and liquid assets in cash of $3,655, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Vasitum

AI-Powered Recruitment Automation Platform


Vasitum
Land a job that you love

Website | Jersey City, NJ | SOFTWARE & SERVICES

At Vasitum, we are on a mission to make hiring a lot more efficient for recruiters and bring transparency for job seekers. Armed with artificial intelligence and machine learning, we've developed and launched our platform to simplify and automate end-to end-recruitment lifecycle.

$0.00 raised

0 Investors	$11M Valuation
$1.10 Price per Share	$248.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1.23M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe that Vasitum is only end-to-end recruitment automation platform which has potential of making recruiters 300% more efficient. With the use of Vasitum, recruiters can source candidates, screen candidates, run assessments, schedule interviews, collect and validate documents, run background checks and make offers. Everything is under one platform with the flavour of automation. Vasitum helps, hire faster, reduces the cost per hire, and improves the quality of hire.

- The Global Recruitment Market is anticipated to flourish at a CAGR of 8.11% during the forecast period i.e., 2022-2027 (source), and despite being such a large market, we think it still lacks technological disruption.

- Vasitum's founder is a serial entrepreneur with over two decades of experience in setting up and growing businesses in India and USA. He has been solving recruitment problems for large global companies like: Microsoft, IBM, American Express, Accenture, TCS, and many more. His global experience and learnings have inspired him to solve the global recruitment challenges.

OVERVIEW

Think of us as an extension of your recruitment team


Auto-fill Job
Job Description
Responsibilities
Job Posted Successfully!
We are
reinventing
the traditional
recruitment practices
Vasitum

With two decades of experience under our belt, we believe we understand recruitment like nobody else. That's why we are reinventing the traditional manual recruiting process of attracting, shortlisting, and engaging candidates - matching the right talent to the right opportunity and accelerating the hiring process.


Resume Access
Atul Mittal
Senior Executive Human Resources
Senior Manager | Maven Workforce
Skills
QUICK ACTIONS
Request Screening
Making recuitment
efficent and
transparent
Vasitum

Making recruitment more efficient and transparent, we feel our tools help to make high-impact hiring decisions. We've found that our holistic recruiting solution caters to recruiters and job seekers alike.

THE PROBLEM & OUR SOLUTION

We aim to fix the current multi-step and manual recruitment eco-system


Jobs
People
Search
Our AI assistant can
source canidates
Vasitum

A recruiter typically has to use multiple platforms to do their one job, "Recruitment". With Vasitum, a recruiter is able to use our AI assistant to source candidates, screen resumes, run assessments, schedule interviews, run background checks, and collect/validate documents for offer rollouts.

All under one automated platform, we believe this technology has the potential to boost recruiters' efficiency by about 300%. We also provide real-time status and updates to candidates about their applications to aid recruiters in both efficiency and transparency.

Our revenue generation avenues include both B2B with a subscription model and B2C with resume builders and competency mapping.

THE MARKET & OUR TRACTION

The Global Recruitment Market is anticipated to flourish at a CAGR of 8.11% during the forecast period i.e., 2022-2027 (source)

Despite being such a large market the recruitment and staffing industry still lacks technological disruption to reduce manual processing and improved efficiency.
Not to mention, with the rise of resignations and post-COVID hiring challenges, there is a significant need for a platform to bring efficiency, reduce time and cost to hire, as well as improve the quality of candidates
(source).


1.53mm+
registered users
8.50mm+
pageviews
39K+
jobs posted
Vasitum

With that, plus our recent traction, we feel this is a great time for a product like Vasitum to enter the recruitment market.

Why invest

As businesses pick up and get back in action, they'll need a workforce


Vasitum
Unleash your full business potential with Vasitum

The COVID-19 crisis has already done a lot of damage to businesses worldwide, and in such circumstances, we believe efficiency and productivity can only be ensured through automation.

In our view, Vasitum has the potential to give businesses a much-needed boost by transforming recruitment digitally. We are uniquely trying to solve a global hiring problem. With that, we think this huge market is ready for our disruption.

Meet Our Team



Vikram Wadhawan

Founder & CEO

Vikram Wadhawan founder & CEO of Vasitum has spent 2 decades working with in the recruitment space and have helped his clients hire talent across the globe. While working in this space, he got exposed to a lot of challenges with in the recruitment life cycle and that's how he decided to build a platform to bring broken pieces of recruitment life cycle under one platform and automate all of them.

Vikram is currently working full-time at Vasitum, and spends 10% of his time working at Maven Workforce.



Vikas Wadhawan

Director

Vikas Wadhawan, Group CFO of REA India (Owns Housing.com, PropTiger.com, and Makaan.com). Vikas is a Chartered Accountant (India) and Certified Public Accountant (USA) additionally, he is also a Certified Business Valuer from the Institute of Chartered Accountants of India. Vikas has extensive experience in Mergers & Acquisitions, Business Partnering, Fundraise, Capital Structuring & Investor Relations. He is an innovative results driven leader in the digital industry and has a sharp strategic vision and simultaneously embraces the financial and commercial elements of running a business.



Priyanka Choudhary

Director

Priyanka is a management professional with 13 years of experience in talent acquisition, overall business strategy, client partnership and incubation of new businesses. She has been providing consultative talent acquisition solutions for clients which include global capability centres, fortune 500 firms, start-ups across domains. She has hands on global recruitment experience with a strong knowledge on local markets nuances – India, Europe, US with exposure to cross technology, cross domain recruitments.

Offering Summary

Company	Vasitum Inc
Corporate Address	185 Hudson ST, Suite 2500, Jersey City, NJ 07311
Offering Minimum	$9,999.00
Offering Maximum	$1,234,998.60
Minimum Investment Amount (per investor)	$248.88

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	9,090
Maximum Number of Shares Offered	:	1,122,726
Price per Share	:	$1.10
Pre-Money Valuation	:	$11,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks and Incentives

Time Based:

Super Early Bird Bonus

Invest $248+ within the first week and 15% bonus shares

Early Bird Bonus

Invest $248+ within the first two weeks and receive an receive 10% bonus shares

Amount-Based:

$5000+ | Tier 1

Invest $5,000+ and receive 5% bonus shares

$1,0000+ | Tier 2

Invest $10,000+ and receive 10% bonus shares

$15,000+ | Tier 3

Invest $15,000+ and receive 15% bonus shares

$20,000+ | Tier 4

Invest $20,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vasitum will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

hi my name is vikram i'm founder at cu advasitham.com vasitham is an end-to-end recruitment automation platform powered with artificial intelligence and machine learning we all have been part of recruitment ecosystem either being hiring managers or recruiters or being candidates ourselves and i'm sure each one of us have gone through the troubles of getting hired or hiring if we if we look at the entire hiring process you know being a hiring manager or being a recruiter the process is pretty much broken into smaller pieces you know on an average a recruiter hops on anywhere between four or six platforms to do one job which is recruitment and not only that on top of hopping these platforms recruiter does a lot of manual processing in the entire process for job seekers uh the entire process lacks transparency if we actually do a quick flashback we'll realize that in over two decades a disruption hasn't happened in recruitment industry you know the last disruption we all noticed was birth of these job boards when employment news the printed employment news went digital and the birth of monster dies and career builder and so forth so and so forth happen from then till now we've only seen these job boards changing flavors becoming prettier and faster but we still do recruitment pretty much the old days right all what has changed we got a lot more candidates these days which actually adds to recruiters problems recruitment industry is huge and it's growing it's going to be over 1 trillion next year i've been part of this industry for over 2 decades and i've done recruitments pretty much across the globe with all my learnings and experiences i decided why not change this why not build something which brings these broken pieces of recruitment our ecosystem under one platform not only does that but also automates each one of them to make recruiters a lot more efficient imagine a recruiter posting a job on wasitam who watch them going all out to be able to find relevant candidates on internet with the digital footprints curate the data bring the data back on the platform do the social profiling of these candidates once we've got enough candidates our system will do stack ranking of these candidates to find top matches on identifying the top matches our system will be able to run screening engage with these candidates reach out to them using multiple channels it can be email whatsapp sms engage with them and make them apply for the job once they apply for the job do screening for them once they are screening qualified your systems will be able to run assessments for them once they are assessment qualified our system will schedule interview and that's where the first manual intervention will happen and either the recruiter or the hiring manager will talk to the candidate once the interview process is over assistance will be able to collect feedback from all the stakeholders to create scorecards these scorecards are going to be helping in data driven hiring decision making while we don't stop yet once we've got the selected candidates or systems will be able to collect documents validate those documents and get the background checks done as well on getting background check reports or systems will be able to run offers as well with the use of washicam organizations will be able to hire faster reduce their cost for hire and improve quality of higher we are changing the recruitment landscape partner with us

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 19, 2022.

Fisher Wallace Laboratories
Fisher Wallace | *Prescription Wearables For Mental Health*
https://www.fisherwallace.com/

Description of Business
Fisher Wallace Labs makes wearable brain stimulation technology that is cleared by the FDA to treat depression, anxiety, and insomnia. The company is pursuing FDA Approval for the treatment of Major Depressive Disorder and is building a Version 2.0 device, called OAK, in collaboration with the engineers and designers behind Beats, Nest, and the Microsoft Hololens.

Reasons to Invest

- Over $30 million in lifetime revenue, 100,000 customers and 14,000 prescribers.
- Completing a clinical trial to obtain FDA Approval for the treatment of Major Depressive Disorder.
- Completing a pilot program with the Seattle and the Salt Lake City Police Departments to improve employee mental health and wellness.

Team
Kelly Roman: Co-Founder, CEO, & Director, LinkedIn
Charles "Chip" Fisher: Co-Founder, Chairman, & Director, LinkedIn

Startup Wind
Startup Wind | *Learn, Incubate, Mentor, Scale*
https://www.startupwind.com/

Description of Business
StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for a market of 30 million Small Business & Startups owners and we help them acquire critical business skills they lack. Over 10,000 small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connection to 1,200+ of mentors. StartupWind also helps universities, state economic agencies & SBDCs with digital tools that allow them to help thousands of SMBs in their region.

Reasons to Invest

- StartupWind's mission is to empower small business owners with the critical business skills they typically lack so that they thrive and become the growth engine for their communities. Unlike dozens of isolated tools and websites, we believe StartupWind offers a single unified Innovation & Mentoring platform that allows the SMB owners to acquire the right business skills when they need it.
- We are targeting a market of 30+ million SMB owners in the US comprising a large addressable market estimated to be worth $36 billion.*

- We have proven market validation with over $250K ARR (annual recurring revenue) in 2021 and 25,000 engaged users, 10,000 small business owners, 1,200 mentors and 2,000 course enrollments on the platform. In addition to bootstrapping StartupWind, our leadership team has helped build and grow products at TriNet, Workday, Saba, Sun Microsystems, and BEA/Oracle. We also bring highly-experienced advisors including 2 public company board members.

Team
Narendra K. Patil: Founder, Chairman & CEO, LinkedIn
Uday Dhanikonda: Co-founder, SVP of Engineering, CFO, Secretary, LinkedIn

Carnot Compression Inc.
Carnot Compression | *Sustainable oil-free air compressors*
https://carnotcompression.com/

Description of Business
Carnot Compression has developed an innovative, patented compressor technology that solves many of the problems with existing compressors. The Carnot® Compressor's unique, oil-free process has an opportunity to dramatically lower lifetime costs of ownership for compression across industrial, agricultural, and commercial applications. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

Reasons to Invest

- Huge Market – Compressed air will soon be a $40.43B market
- Proprietary Technology – Carnot has multiple patents, trademarks, and trade secrets protecting the technology.
- Customer Traction – Carnot has identified an addressable market opportunity to provide oil-free air for robotic milking systems and is currently beta testing a device for this market.

Team
Todd Thompson: CEO & Founder, LinkedIn
Hans Shillinger: COO & Co-Founder, LinkedIn

Gophr App
Gophr App | *Local Business Logistics Made Simple*
https://www.gophrapp.com/

Description of Business
Gophr is a delivery technology platform for local marketplaces that offers same-day and expedited shipping. The company has developed a retail marketplace app that allows customers to shop from their favorite local businesses and receive same-day delivery. Gophr also helps support local merchants by offering more affordable nationwide delivery solutions for their businesses.

Reasons to Invest

- Gophr is a local retail marketplace app that also offers on-demand delivery services for retail, commercial, and industrial businesses.
- The combined U.S. addressable market size for e-commerce and local delivery services is estimated to be over $1 trillion in 2022 (source & source).
- The company has multiple revenue streams and is growing exponentially. Their technology and delivery services have the ability to scale nationwide.

Team
Warren Vandever: Founder and Chief Executive Office, LinkedIn
Matt Sarradet: Chief Operations Officer, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

Gamelevate
Gamelevate | *The Premier Esports and Gaming Hub*
https://gamelevate.com/

Description of Business
Gamelevate is a media company providing coverage of esports and gaming events. We work in tandem with our sister company GMTVHub, one of the largest comprehensive databases of the global esports system, to deliver dynamic, engaging content to gamers and esports fans. Our website is currently launched and we are pre-revenue as we build our community.

Reasons to Invest

- Our GMVTHub uses PHP database coding to deliver a compelling graphical interface for interactive esports and gaming content utilizing our massive database.
- The gaming industry is projected to value at over $32 billion by 2025, with gaming emerging as the number one entertainment source for young people (Source).
- We receive over 20,000 views per month, and we have affiliate partnerships with leading companies across the gaming and esports industry.

Team
Mark Besharaty: CEO & President, LinkedIn
Haley Andrews: Administrative Manager, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Vasitum
Vasitum | *AI-Powered Recruitment Automation Platform*
https://www.vasitum.com/

Description of Business
At Vasitum, we are on a mission to make hiring a lot more efficient for recruiters and bring transparency for job seekers. Armed with artificial intelligence and machine learning, we've developed and launched our platform to simplify and automate end-to end-recruitment lifecycle.

Reasons to Invest

- We believe that Vasitum is only end-to-end recruitment automation platform which has potential of making recruiters 300% more efficient. With the use of Vasitum, recruiters can source candidates, screen candidates, run assessments, schedule interviews, collect and validate documents, run background checks and make offers. Everything is under one platform with the flavour of automation. Vasitum helps, hire faster, reduces the cost per hire, and improves the quality of hire.
- The global recruitment and staffing industry is expected to be over 1 Trillion USD by 2023 (source), and despite being such a large market, we think it still lacks technological disruption.
- Vasitum's founder is a serial entrepreneur with over two decades of experience in setting up and growing businesses in India and USA. He has been solving recruitment problems for large global companies like: Microsoft, IBM, American Express, Accenture, TCS, and many more. His global experience and learnings have inspired him to solve the global recruitment challenges.

Team
Vikram Wadhawan: Founder and CEO, LinkedIn
Vikas Wadhawan: Director

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding

ulative NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.

- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer

on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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